SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Rhino Resource Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

76218Y 10 3

(CUSIP Number)

Arthur H. Amron, Esq.

Wexford Capital LP

411 West Putnam Avenue

Greenwich, CT

(203) 862-7012

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Wexford Capital LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 20,780,994 units*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 20,780,994 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,780,994 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.8%**

14	Type of Reporting Person PN

*              Amount of securities beneficially owned includes 8,553,796 common units representing limited partner interests (each, a “Common Unit”) in Rhino Resource Partners LP (the “Partnership”) and 12,227,198 subordinated units representing limited partner interests in the Partnership (each, a “Sub Unit,” and together with the Common Units, the “Units”).  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

**           Calculation of percentage based on a total of 24,803,760 Units outstanding as of November 12, 2010, the date on which the Partnership filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Wexford GP LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 20,780,994 units*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 20,780,994 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,780,994 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.8%**

14	Type of Reporting Person OO

*              Amount of securities beneficially owned includes 8,553,796 Common Units and 12,227,198 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

**           Calculation of percentage based on a total of 24,803,760 Units outstanding as of November 12, 2010, the date on which the Partnership filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Charles E. Davidson

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 20,780,994 units*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 20,780,994 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,780,994 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.8%**

14	Type of Reporting Person IN

*              Amount of securities beneficially owned includes 8,553,796 Common Units and 12,227,198 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

**           Calculation of percentage based on a total of 24,803,760 Units outstanding as of November 12, 2010, the date on which the Partnership filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Joseph M. Jacobs

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 20,780,994 units*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 20,780,994 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,780,994 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.8%**

14	Type of Reporting Person IN

*              Amount of securities beneficially owned includes 8,553,796 Common Units and 12,227,198 Sub Units.  The Sub Units will convert into Common Units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

**           Calculation of percentage based on a total of 24,803,760 Units outstanding as of November 12, 2010, the date on which the Partnership filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 76218Y 10 3

1	Name of Reporting Person Rhino Energy Holdings LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 20,774,894 units*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 20,774,894 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,774,894 units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 83.8%**

14	Type of Reporting Person HC

*              Amount of securities beneficially owned includes 8,547,696 Common Units and 12,227,198 Sub Units.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

**           Calculation of percentage based on a total of 24,803,760 Units outstanding as of November 12, 2010, the date on which the Partnership filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 76218Y 10 3

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit 99.1.

Item 1.  Security and Issuer.

This Statement is being filed with respect to the common units representing limited partner interests (each, a “Common Unit”) of Rhino Resource Partners LP (the “Partnership”). The address of the principal executive offices of the Partnership is:

Rhino Resource Partners LP

424 Lewis Hargett Circle, Suite 250

Lexington, KY 40503

Item 2.  Identity and Background

(a) This Statement is filed by:

(i)  Rhino Energy Holdings LLC (“Rhino Holdings”), a Delaware limited liability company, which is the record holder of approximately 68.9 % of the Partnership’s Common Units and 98.6 % of the Partnership’s subordinated units representing limited partner interests, (each a “Sub Unit,” and together with the Common Units, the “Units”) based on the number of Units outstanding as of November 12, 2010, the date on which the Partnership filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010;

(ii)  Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, the manager of Rhino Holdings;

(iii)  Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, the general partner of Wexford Capital;

(iv)  Charles E. Davidson (“Mr. Davidson”), the Chairman and a managing member of Wexford GP; and

(v)  Joseph M. Jacobs (“Mr. Jacobs”), the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c) Rhino Holdings is a holding company that is managed by Wexford Capital.  Wexford Capital is an investment advisor registered with the Securities and Exchange Commission, and manages a series of investment funds.  Wexford GP is the general partner of Wexford Capital.  Messrs. Davidson and Jacobs are the managing members of Wexford GP.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 76218Y 10 3

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Wexford Capital is a Delaware limited partnership.  Wexford GP and Rhino Holdings are each a Delaware limited liability company.  Each of Messrs. Davidson and Jacobs is a United States citizen.

Item 3.  Sources and Amount of Funds or Other Consideration

In connection with the Partnership’s initial public offering and pursuant to the Contribution Agreement (as defined below), Rhino Holdings acquired the right to receive 8,666,400 Common Units and 12,397,000 Sub Units prior to the time at which the Common Units became registered under the Exchange Act.

In connection with the Offering and pursuant to the Partnership’s Long-Term Incentive Plan, Rhino GP LLC, the general partner of the partership, (the “General Partner”) granted to Wexford Capital in respect of the board service of each of the Wexford Capital-affiliated directors on the board of directors of the General Partner 1,220 Common Units (6,100 Common Units in the aggregate for the five Wexford Capital-affiliated directors).

Item 4.  Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The purpose of the acquisition of the Common Units was for investment, and the acquisition of such Common Units were made in the ordinary course of business and were not made for the purpose of acquiring control of the Partnership.  The Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units they own depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a) — (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 24,803,760 Units issued and outstanding as reported in the Partnership’s Form 10-Q filed on November 12, 2010) are as follows:

Rhino Energy Holdings LLC
a)	Amount beneficially owned: 20,774,894		Percentage: 83.8%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:
	ii.	Shared power to vote or to direct the vote:	20,774,894
	iii.	Sole power to dispose or to direct the disposition of:
	iv.	Shared power to dispose or to direct the disposition of:	20,774,894

Wexford Capital LP
a)	Amount beneficially owned: 20,780,994		Percentage: 83.8%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:
	ii.	Shared power to vote or to direct the vote:	20,780,994

CUSIP No. 76218Y 10 3

	iii.	Sole power to dispose or to direct the disposition of:
	iv.	Shared power to dispose or to direct the disposition of:	20,780,994

Wexford GP LLC
a)	Amount beneficially owned: 20,780,994		Percentage: 83.8%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:
	ii.	Shared power to vote or to direct the vote:	20,780,994
	iii.	Sole power to dispose or to direct the disposition of:
	iv.	Shared power to dispose or to direct the disposition of:	20,780,994

Charles E. Davidson
a)	Amount beneficially owned: 20,780,994		Percentage: 83.8%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:
	ii.	Shared power to vote or to direct the vote:	20,780,994
	iii.	Sole power to dispose or to direct the disposition of:
	iv.	Shared power to dispose or to direct the disposition of:	20,780,994

Joseph M. Jacobs
a)	Amount beneficially owned: 20,780,994		Percentage: 83.8%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:
	ii.	Shared power to vote or to direct the vote:	20,780,994
	iii.	Sole power to dispose or to direct the disposition of:
	iv.	Shared power to dispose or to direct the disposition of:	20,780,994

The total Units reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the Units reported as beneficially owned by Rhino Holdings. Wexford Capital serves as manager for Rhino Holdings and as such may be deemed to share beneficial ownership of the Units beneficially owned by Rhino Holdings, but disclaims such beneficial ownership to the extent such beneficial ownership exceeds its pecuniary interest. Wexford GP, as the general partner of Wexford Capital, may be deemed to share beneficial ownership of the Units beneficially owned by Rhino Holdings, but disclaims such beneficial ownership to the extent such beneficial ownership exceeds its pecuniary interest. Messrs. Davidson and Jacobs, as the controlling persons of Wexford GP, may be deemed to share beneficial ownership of any Units beneficially owned by Rhino Holdings for which Wexford Capital serves as manager, but each disclaims such beneficial ownership to the extent such beneficial ownership exceeds their respective pecuniary interests.

(c)  On December 30, 2010, Rhino Holdings distributed 118,704 Common Units and 169,802 Sub Units to one of its members.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Partnership Agreement

Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates (including Rhino Holdings and Wexford Capital) have the right to cause the Partnership to register for resale under the Securities Act of 1933 and applicable state securities laws any Units that they hold.  The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.  The Partnership Agreement additionally contains various provisions with respect to the Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

CUSIP No. 76218Y 10 3

Registration Rights Agreement

In connection with the Partnership’s initial public offering (the “Offering”), the Partnership and Rhino Holdings entered into a certain Registration Rights Agreement dated October 5, 2010. Pursuant to the Registration Rights Agreement, the Partnership is required to file a shelf registration statement to register, upon request of Rhino Holdings, Common Units and Sub Units issued to Rhino Holdings and the Common Units issuable upon the conversion of the Sub Units. In addition, the Registration Rights Agreement gives Rhino Holdings piggyback registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of Rhino Holdings and, in certain circumstances, to third parties.

Contribution Agreement

In connection with the Offering, the Partnership entered into the Contribution, Conveyance and Assumption Agreement dated September 29, 2010, by and among the Partnership, Rhino Holdings, Wexford Capital and certain other parties thereto that affected the transactions, including the transfer of the ownership interests in the Partnership’s operating subsidiary, and the use of the net proceeds from the Offering.

Wexford Capital-Affiliated Director Grant Agreements

As described above in Item 3, the General Partner granted to Wexford Capital in respect of the service of each of the Wexford Capital-affiliated directors on the board of directors of the General Partner an aggregate 6,100 Common Units, one-quarter of which were issued as unrestricted on October 5, 2010, the date of the grant.  The remaining Common Units issued in respect of such board service are subject to forfeiture in accordance with the terms of the grant agreement of each such director (the “Restricted Units”).  Further, any distributions on Restricted Units are withheld from the holders thereof until such Restricted Units vest.  The Restricted Units vest ratably over the first day of the three calendar quarters following the date of the closing of the Offering; thus, on January 1, 2011, one-third of the Restricted Units vested.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.

Exhibit B	Contribution, Conveyance and Assumption Agreement, dated September 29, 2010 incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed on October 1, 2010.

Exhibit C

Second Amended and Restated Agreement of Limited Partnership of Rhino Resource Partners LP, dated as of October 26, 2010, incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on November 1, 2010.

Exhibit D	Registration Rights Agreement, dated October 5, 2010 incorporated by reference to Exhibit 4.1 to the Partnership’s Current Report on Form 8-K filed on October 8, 2010.

Exhibit E	Form of Long-Term Incentive Plan incorporated by reference to Exhibit 10.11 to the Amendment No. 3 of the Partnership’s Registration Statement on Form S-1 (File No. 333-166550) filed on July 23, 2010.

Exhibit F

Form of Long-Term Incentive Plan Grant Agreement—Restricted Units (Directors who are Principals of Wexford) incorporated by reference to Exhibit 10.23 to the Amendment No. 3 of the Partnership’s Registration Statement on Form S-1 (File No. 333-166550) filed on July 23, 2010.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 11, 2011

RHINO ENERGY HOLDINGS LLC
By: Wexford Capital LP, its manager
By: Wexford GP LLC, its general partner

By:	/s/ Arthur H. Amron
Arthur H. Amron
Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By: Wexford GP LLC, its general partner

By:	/s/ Arthur H. Amron
Arthur H. Amron
Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Arthur H. Amron
Vice President and Assistant Secretary

/s/ Charles E. Davidson
Charles E. Davidson

/s/ Joseph M. Jacobs
Joseph M. Jacobs